Aimfinity Investment Merger Sub I

c/o Docter Inc.

14F-7, 597 Jiuru 2nd Rd

Sanmin District

Kaohsiung City, Taiwan

January 31, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aimfinity Investment Merger Sub I

Amendment No. 4 to Draft Registration Statement on Form F-4

Submitted November 27, 2024

CIK No. 0001997799

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated December 17, 2024 (the “Letter”) regarding the Company’s Draft Registration Statement on Form F-4 (the “Draft Registration Statement”). Contemporaneously, we are filing a Registration Statement on Form F-4 publicly via Edgar (the “Amended F-4”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-4, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 4 to Draft Registration Statement on Form F-4

Cover Page

1.	We note your disclosure that, pursuant to the Backstop Agreement, the Investor has agreed to purchase at the request of AIMA, AIMA Class A Ordinary Shares for an aggregate purchase price of no less than the minimum amount of cash resulting in the net tangible assets of the PubCo upon closing of the Business Combination being no less than $5,000,001. Please tell us how such purchases would comply with Exchange Act Rule 14e-5. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.

Response: In response to the Staff’s comment, we have revised pages xviv and 59-61 of the Amended F-4.

2.

We note your disclosure that Mr. Chang has further invested into Monthly Extension Notes and Working Capital Notes of Aimfinity, the principal of which will convert into up to 150,000 PubCo Ordinary Shares and 225,000 PubCo Warrants. We also note your disclosure that Aimfinity does not believe that the issuance of these shares is materially dilutive to non-redeeming shareholders as the issuance is “backed by funds that were contributed into Aimfinity to back up its balance sheet and to accelerate the execution of its business plan.” Please revise to provide a more detailed analysis describing why Aimfinity does not believe that the issuance of these shares is materially dilutive to non-redeeming shareholders. Please also include the impact of the issuance of these ordinary shares, warrants, and ordinary shares underlying the warrants in the dilution table on page xii and in the dilution disclosures included throughout the registration statement.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we believe that given that the monthly extension notes and working capital notes will be converted into private units of the SPAC at the price of $10 per unit, as provided in the final prospectus of Aimfinity Investment Corp. I (“SPAC”) (SEC File No. 333-263874) dated April 25, 2022 in connection with its IPO, which is the same consideration that the SPAC’s public security holders paid for the public units (consisting of the same components as the private units) sold in the SPAC’s initial public offering, SPAC does not believe there is any significant dilutive effect arising from potential conversion of these notes. Accordingly, we have revised the cover page and pages 17 and 199 of the Amended F-4.

In addition, to further clarify the impact of the working capital units and individual components thereof, we have segregated the working capital shares and working capital warrants as separate line items in the dilution and/or redemption tables presented in the Amended F-4, including on the cover page and pages x-xiii.

Risk Factors

Taiwan laws and regulations of loans to and direct investment in Taiwan entities by offshore holding companies may delay or prevent..., page 40

3.	We note your response to comment 12, but we were unable to find your revised disclosure in the filing. Please revise to discuss all material restrictions on financial transfers as a result of Taiwanese regulations, approvals or other requirements, which are applicable to Docter and Horn.

Response: In response to the Staff’s comment, we respectfully advise the Staff that all material restrictions on financial transfers as a result of Taiwanese regulations, approvals or other requirements are already disclosed in the section titled “Regulations Applicable To Docter” starting on page 213. We have revised the risk factor on pages 41-42 of the Amended F-4 to expressly refer to the relevant subsections within the section titled “Regulations Applicable To Docter”. Furthermore, the risk factor titled “Docter’s Subsidiary, Horn, may be subject to foreign exchange control...” on pages 40-41 addresses the “Regulations on Foreign Exchange” subsection included in the section titled “Regulations Applicable To Docter”. In an abundance of caution, we have supplemented the section titled “Regulations Applicable To Docter” on page 216 with additional detail.

Background of the Business Combination, page 105

4.	We note your revised disclosure and responses to comments 16 and 17. Please revise your disclosure on page 108 to further discuss the DCF valuation analysis conducted by Docter with the assistance of US Tiger, and disclose how the same compares to the DCF analysis that was undertaken by Newbridge in connection with its fairness opinion procedures. Please also note the date when the financial projections for 2023 to 2028 were prepared, the period covered by the unaudited financial information, and whether these projections and the unaudited financial information were materially the same as those provided to Newbridge. Finally, please revise to discuss the detailed basis for each of the assumptions underlying the valuation analyses and financial projections, including but not limited to, the number of products to be sold from 2023 to 2028, the unit price for the products, and the change in gross margin per unit and operating margin from 2023 to 2028.

Response: In response to the Staff’s comment, we respectfully advise the Staff that, in accordance with 17 C.F.R. § 229.1609(c) (Regulation S-K Item 1609(c)) and based on the consideration of the passage in time, recent developments with respect to the business of Docter Inc. (“Docter”), and the availability of Docter’s financial information for fiscal year 2023 and the six-month period ended June 30, 2024, the SPAC management requested on November 21, 2024 that Docter provide new projections of its financial performance in order for the SPAC to reconsider and potentially adjust the merger consideration for the Business Combination under the Merger Agreement.

On December 22, 2024, Mr. Henry Guo, formerly Vice President of US Tiger and now a member of AIME Capital Markets LLC, an independent investment management firm, was engaged as the financial advisor of Docter to assist with the preparation of the updated projections. On January 9, 2025, the SPAC’s board of directors (the “SPAC Board”) convened a meeting where, at the invitation of the SPAC management, Mr. Guo presented the updated projections (the “Projections”) to the SPAC Board. At the conclusion of the meeting, with the recommendation of the SPAC management, the SPAC Board decided not to propose any changes to the merger consideration of $60 million at that time, but requested Newbridge Securities Corporation to provide an updated fairness opinion after reviewing the Projections. The SPAC Board also requested that the SPAC management reconsider the earnout arrangement provided in the Merger Agreement.

On January 17, 2025, the SPAC management proposed to change the earnout arrangement, which was accepted by Docter management on January 22, 2025. The SPAC management presented the Amendment No. 2 to the Merger Agreement to the SPAC Board for consideration on January 24, 2025, and shared the draft with Newbridge on January 27, 2025.

On January 29, 2025, an updated presentation and fairness opinion was shared by Newbridge with the SPAC Board, which concluded, inter alia, that the merger consideration of $60 million and the terms of the Merger Agreement, as amended, based on the updated Projections presented by Docter, remain fair from a financial perspective to the affiliated shareholders of the SPAC.

On the same day, the SPAC Board, after consideration of the updated fairness opinion, the Amendment No. 2, and other factors  as provided in the Amended F-4, including, inter alia, Docter’s technical expertise, multi-channel revenue model, attractive valuation and opportunity for growth, approved the Amendment No. 2, and not to seek further amendment to the Merger Agreement.

In accordance with the foregoing background, we have revised the section titled “Timeline of the Business Combination” starting on page 110 of the Amended F-4, the section titled “Aimfinity’s Board of Directors’ Reasons for Approving the Business Combination starting on page 119, and the section titled “Basis for the Recommendation of Aimfinity’s Board of Directors — Fairness Opinion” starting on page 126. Further, we have included a new section titled “Certain Unaudited Prospective Financial Information of Docter” starting on page 124.

5.

We note your response to comment 22, and your disclosure on page 112 that “[t]hroughout May to August 2023, in conjunction with the preparation for the legal due diligence and transaction document preparation, Mr. Guo and Mr. Huang continued to engage in discussion on financial due diligence and discussion and review of the valuation analysis, based on the valuation analysis conducted previously for the initial valuation determination.” Please disclose the material points raised in connection with these discussions and advise how they impacted the lowering of Docter’s valuation to $60 million. Please also revise to further discuss how operational challenges and uncertainties surrounding Docter’s ability to sustain its current growth trajectory, including challenges meeting certain sales benchmarks and Docter’s going concern, impacted your valuation of Docter. Consider adding risk factor disclosure, as applicable, to highlight the risks to investors from these challenges.

Response: In response to the Staff’s comment, we have revised pages 115, 122 and 123 of the Amended F-4, including to cross-reference the relevant risk factors provided in the section titled “Risk Factors — Risks Related to Docter’s Business” starting on page 28.

Basis for the Recommendation of Aimfinity’s Board of Directors - Fairness Opinion, page 120

6.	We note your disclosure on page 121 that “Newbridge [in identifying comparable public companies] was most concerned with finding a comparable business or strategy rather than size, and believes that while some of the comparable companies may be bigger or smaller than others, they are all trading on major US or European stock exchanges, and that price discovery for the multiples is possible.” Please revise to discuss how Newbridge concluded that selecting companies based on their business and strategy rather than size for the comparable public company analysis would yield an accurate valuation for Docter.

Response: In response to the Staff’s comment, we have revised page 128 of the Amended F-4.

7.	We note your response to comments 27 and 28, and we reissue the comments. It appears that your projected information is not in line with historical operating results. For example, you have projected revenue of $9.9 million for fiscal year 2024, while the reported revenue for the six months ended June 30, 2024 was $19,983. Disclose the basis for your conclusion regarding the utility of this analysis. Additionally, we note on page 108 that the Company projected the unit price for its products will remain flat from 2023 to 2028. In that regard, please provide a detailed explanation of how other factors contributed to the projected revenue growth over the next ten years.

Response: In response to the Staff’s comment, we respectfully refer to our response to Comment 4, and the relevant revisions as provided in the Amended F-4, including the revised section titled “Timeline of the Business Combination” starting on page 110, the section titled “Aimfinity’s Board of Directors’ Reasons for Approving the Business Combination starting on page 119, and the section titled “Basis for the Recommendation of Aimfinity’s Board of Directors — Fairness Opinion” starting on page 126. Further, we have included a new section titled “Certain Unaudited Prospective Financial Information of Docter” starting on page 124. We note in particular that the updated Projections took into consideration of the issuance of the audited financial statements for the year ended December 31, 2023 and the unaudited financial statements for the six-month period ended June 30, 2024.

Business of Docter

Overview, page 132

8.	We note your revised disclosure in response to comment 30. Please further revise to disclose the profit split between Docter and Kaohsiung Hospital under the Individual Patient Agreement and Enterprise Agreement.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised its disclosure on page 138 of the Amended F-4 to discuss the profit split.

Our Revenue Model, page 136

9.	We note your response to comment 31, and your disclosure that “[s]ometimes, a customer will prefer to use a cheaper monitoring device than the DocterWatch because they are looking to monitor only one vital sign (such as blood pressure),” and that in such cases, “Docter will sell the customer a cheaper monitoring device that is compatible with the Docter Cloud.” Please revise to clearly disclose, if true, that these cheaper devices are third-party devices that are not manufactured or owned by Docter, and discuss how these third-party devices are sourced and whether Docter requires any agreements for the resale of these devices. We note your disclosure on page 147 that for the six months ended June 30, 2024, you saw an increase in costs associated with obtaining health monitoring devices from third-party vendors for resale.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter does not manufacture these third-party products. Docter will purchase these products at retail and then resell to the customer. Docter may own an individual monitoring device for a moment in time between purchasing at retail and then selling to the customer. Docter hereby confirms to the Staff that Docter has no arrangement with any manufacturer of the third-party devices nor any third-party distributors or resellers of the third-party devices. Docter has revised page 143 of the Amended F-4 to clarify the same.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of Aimfinity, page 165

10.	Please revise to disclose the number and percentages of Aimfinity class A ordinary shares outstanding redeemed in connection with the first and second charter amendment monthly extensions.

Response: In response to the Staff’s comment, we have revised pages 165-168 of the Amended F-4. We have also made conforming revisions across the Amended F-4.

Unaudited Pro Forma Condensed Combined Financial Statements, page 173

11.	We note your response to comment 36. Aimfinity Investment Merger Sub I (“PubCo”) is the registrant that will succeed the business Docter, for which financial statements are included in the Form F-4. As the registrant is a foreign private issuer, please explain how you determined the financial statements of the registrant are not required pursuant to Item 14(h) of Form F-4. To the extent the registrant has not commenced operations and has been in existence for less than a year, it appears an audited balance sheet that is no more than nine months old may be sufficient.

Response: In response to the Staff’s comment, we have included the financial statements of PubCo pursuant to Item 14(h) of Form F-4, starting on page F-77 of the Amended F-4. We have also included the relevant disclosure on the business of the PubCo starting on page 171 of the Amended F-4.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ze’-ev D. Eiger, Esq., of Robinson & Cole LLP, at (212) 451-2907, or Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ I-Fa Chang
I-Fa Chang, Director

cc:	Ze’-ev D. Eiger, Esq.

Arila E. Zhou, Esq.

Robinson & Cole LLP

Michael J. Blankenship, Esq.

Winston & Strawn LLP